Filed by ACE Convergence Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ACE Convergence Acquisition Corp.

Commission File No.: 001-39406

New York (NY, US), London (UK), January 12, 2021 – New Science Ventures LLC (“NSV”), a leading venture capital firm focused on building companies that leverage breakthrough science to create extraordinary value, today announces the merger of its portfolio company, Achronix Semiconductor Corporation (“Achronix”), with ACE Convergence Acquisition Corp. NSV is a founding investor in Achronix.

Highlights:

•	Achronix is the only independent supplier of high-performance FPGAs and eFPGA IP based data acceleration solutions used in high-growth applications including AI, cloud computing, 5G, networking and automotive driver assistance

•	Highly differentiated financial profile with estimated 2020 revenues of approximately $105 million, 79% gross margins and 35% operating margins with migration to next-generation products driving an estimated revenue CAGR of 20% to 25% from 2020 to 2025

•	Business combination with ACE Convergence Acquisition Corp. (Nasdaq: ACEV) positions Achronix to capitalize on non-cancellable backlog in excess of $160 million and over $1.1 billion in identified pipeline opportunities driven by Speedster® and Speedcore™ products

•	Approximately $2.1 billion estimated post-transaction equity value based on current assumptions with up to $330 million in gross cash proceeds to the company, assuming minimal redemptions

•	Oversubscribed $150 million fully committed common stock concurrent PIPE financing at $10.00 per share anchored by ACE Equity Partners LLC, funds and accounts managed by BlackRock and Hedosophia; and with participation from other institutional investors

•	Achronix expected to be listed on Nasdaq under the ticker symbol “ACHX” following an anticipated transaction close by the end of the first half of 2021

Achronix Semiconductor Corporation, a leader in high-performance field-programmable gate arrays (FPGAs) and embedded FPGA (eFPGA) IP, and ACE Convergence Acquisition Corp. (ACE) (Nasdaq: ACEV), a special-purpose acquisition company, have entered into a definitive agreement for a business combination that would result in the combined entity continuing as a publicly listed company. Upon closing of the transaction, the combined operating entity will be named Achronix Semiconductor Corporation and will be listed under the ticker symbol ACHX.

As the only independent, high-end FPGA semiconductor company that offers both high-end standalone FPGAs along with eFPGA IP technology, Achronix is uniquely positioned to address the needs of high-performance applications that require programmable hardware accelerators. Demand for FPGA-based data accelerators is driven by the rapid expansion of high-growth markets, including AI, Cloud, 5G, and ADAS. Achronix’s semiconductor portfolio targets the nearly $10 billion data acceleration market, which is expected to have double-digit CAGR through 2025. (Data according to Semico Research).

Achronix’s data acceleration solutions provide optimal performance per watt compared to CPU- and GPU-based solutions with the additional benefits of hardware flexibility to support changing acceleration workloads. As compute performance requirements are now doubling in as little as three to four months, the need for dedicated FPGA-based hardware accelerators is growing rapidly. Customer validation of Achronix’s products is substantiated by nearly $240 million in orders received in 2020. Achronix’s new Speedster7t and Speedcore products, built on leading-edge process technology, have contributed to a design pipeline value in excess of $1.1 billion and are expected to drive Achronix’s future growth.

“We are very excited to have found the ideal merger partner in Achronix, the last remaining independent, high-end FPGA player,” said Behrooz Abdi, CEO and Chairman of ACE. “John Lofton Holt and Robert Blake have created a truly disruptive semiconductor company, with highly differentiated data acceleration FPGA products, complemented with a highly innovative embedded FPGA IP business model. Further bolstering Achronix’s robust free cash generation with proceeds from the merger will accelerate deployment of the company’s data acceleration solutions and position Achronix to fast track additional strategic growth initiatives.”

“The next era of growth and opportunity is in the trillions of connected devices providing compute-intensive intelligence, all fueled by network connectivity and 5G,” said Robert Blake, Achronix’s Chief Executive Officer. “Achronix’s technology was designed to address the insatiable demand for new hardware-based data acceleration, which we believe is resulting in significant long-term growth opportunities for our company. We are excited to partner with Behrooz and the ACE team at this inflection point in the company’s trajectory to capitalize on our design pipeline in excess of $1.1 billion, as we continue to create value as a public company.”

Achronix’s press release can be found at www.achronix.com

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About Achronix Semiconductor Corporation

Achronix Semiconductor Corporation is a fabless semiconductor corporation based in Santa Clara, California, offering high-end FPGA-based data acceleration solutions, designed to address high-performance, compute-intensive and real-time processing applications. Achronix FPGA and eFPGA IP offerings are further enhanced by ready-to-use accelerator cards targeting AI, machine learning, networking and data center applications. All Achronix products are fully supported by a complete and optimized range of Achronix software tools called ACE, which enables customers to quickly develop their own custom applications. Achronix has a global footprint, with sales and design teams across the U.S., Europe and Asia.

For more information, please visit www.achronix.com.

About New Science Ventures (“NSV”)

NSV is a leading venture capital firm focused on building companies that leverage breakthrough science to create extraordinary value. NSV invests in companies using fundamental, science-based innovations and backed by strong IP protection to address large unmet needs in Life Sciences and Information Technology sectors. We invest in early and mid-stage companies with a long-term view and support our companies through value inflection points to create scalable businesses and realize value. NSV is a founding and lead investor in Achronix.

NSV was founded in 2004 and is based in New York, NY and London, UK and operates a Life Sciences incubator in San Diego, CA.

For more information please visit: www.newscienceventures.com

Important Information for Investors and Stockholders

In connection with the proposed transaction, ACE will file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a preliminary proxy statement to be distributed to holders of ACE’s common stock in connection with ACE’s solicitation of proxies for the vote by ACE’s stockholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Achronix’s stockholders in connection with the proposed transaction. After the Registration Statement has been filed and declared effective, ACE will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about ACE, Achronix and the proposed transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by ACE through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: ACE Convergence Acquisition Corp., 1013 Centre Road, Suite 403S, Wilmington, DE 19805. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

ACE and its directors and officers may be deemed participants in the solicitation of proxies of ACE’s shareholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of ACE’s executive officers and directors in the solicitation by reading ACE’s final prospectus filed with the SEC on July 28, 2020, the registration statement on Form S-4, proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of ACE’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the registration statement and proxy statement relating to the business combination when it becomes available.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of ACE, the combined company or Achronix, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

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Important Information for Investors and Stockholders

In connection with the proposed transaction, ACE Convergence will file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a preliminary proxy statement to be distributed to holders of ACE Convergence’s common stock in connection with ACE Convergence’s solicitation of proxies for the vote by ACE Convergence’s stockholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Achronix Semiconductor Corporation’s stockholders in connection with the proposed transaction. After the Registration Statement has been filed and declared effective, ACE Convergence will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about ACE Convergence, Achronix and the proposed transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by ACE Convergence through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: ACE Convergence Corporation, 1013 Centre Road, Suite 403S

Wilmington, DE 19805. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

ACE Convergence and its directors and officers may be deemed participants in the solicitation of proxies of ACE Convergence’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of ACE Convergence’s executive officers and directors in the solicitation by reading ACE Convergence’s final prospectus to ACE Convergence’s registration statement on Form S-1 (File No. 333-239716) filed with the SEC on July 28, 2020, the registration statement / proxy statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of ACE Convergence’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the registration statement / proxy statement relating to the business combination when it becomes available.